Daniel H. April	Of Counsel
Patrick J. Dolan	David F. Cunningham
John M. Hickey	C.W.N. Thompson, Jr.

Megan Hadley Koehler *

* Not Admitted in NM

September 14, 2020

Via EDGAR correspondence and E-Mail

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Shaffer and Ms. Browning:

You requested that we write to summarize the question that we presented to Ms. Browning on our call with her on September 11, 2020, respecting post-effective amendment number 133 (“PEA 133”) to the registrant’s registration statement, filed on Form N-1A on July 31, 2020.

Put simply, the question is this: if a registrant submits a post-effective amendment on form 485APOS that relates to multiple series, can the registrant remove some of those series from the filing via a form 485BPOS amendment, with the end result that the effective registration statement will relate to fewer series than were originally included in the 485APOS filing?

The background for our question is as follows:

●	PEA 133 relates to 21 of the registrant’s series (each, a “Fund” and collectively, the “Funds”).
●	PEA 133 is scheduled to become effective on September 30, 2020. Before it goes effective, our intention was to file a subsequent amendment on form 485BPOS to incorporate disclosure changes we may make in response to the staff’s comments on PEA 133, and to make other, non-material changes (the “485B Filing”).
●	Because PEA 133 will become effective more than 245 days after the end of the registrant’s last fiscal year, we have incorporated by reference into PEA 133 both the audited financial statements of the Funds for the fiscal year ended September 30, 2019 and the unaudited financial statements of the Funds for the six-month period ended March 31, 2020. This was done in compliance with rule 3-18(c) of Regulation S-X, which requires a registered investment company to include interim financial statements in any filing which has an effective date that is 245 days or more after the date of the company’s then-current balance sheet or statement of assets and liabilities.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Mr. Michael Shaffer and Ms. Kimberly Browning

September 14, 2020

●	In order to comply with applicable accounting standards, the registrant’s independent public registered accounting firm (the “Auditor”) has advised us that they will need to perform certain additional procedures to review the unaudited financial statements that we have incorporated by reference into PEA 133. The Auditor will need to perform those procedures before issuing its consent to permit the registrant to incorporate the Auditor’s report on the Funds’ audited financial statements into the 485B Filing. It is important to note that the additional procedures that the Auditor will need to perform are routine procedures required by applicable accounting standards due to the timing of PEA 133 and the fact that PEA 133 incorporates unaudited semi-annual financial statements (as required by Regulation S-X). There is no deficiency or staleness to the financial statements that were incorporated into PEA 133 or to those which are to be incorporated into the 485B Filing.
●	The additional procedures that the Auditor will need to perform are expected to involve a significant cost to the Funds.
●	In the interest of the Funds and their shareholders, we are seeking to reduce the scope of the additional procedures that the Auditor will need to perform, and therefore reduce the additional cost charged to the Funds in connection with those procedures.
●	One way to reduce the scope and cost of the Auditor’s work is to reduce the number of Funds that appear in the registration statement amendment, because the Auditor only needs to perform its additional work as to Funds that appear in the amendment. In that regard, we presented to Ms. Browning the hypothetical of removing all but one of the Funds from the registration statement amendment. After further discussions with the Funds’ management, however, we have concluded that we may want to keep more than one Fund in the amendment. But regardless of the number of Funds that would remain, the rationale remains the same – to reduce the scope of the Auditor’s additional procedures and thus reduce the additional costs that will be charged to the Funds. For example, if we were to pull half of the Funds out of the registration statement amendment, the Auditor’s additional work and fees would be reduced by approximately half, resulting in cost savings for the Funds’ shareholders.

We understand that one way we could achieve this objective is to withdraw PEA 133 and file a new registration statement amendment on form 485APOS that includes fewer Funds. If we pursued that course of action, we would request an accelerated review of the new 485APOS filing from the staff because we would want the new 485APOS to become effective on September 30, 2020, the same effective date as the original PEA 133. We thought, however, that a simpler way to accomplish the same goal may be to make the 485B Filing as originally planned but to remove some of the Funds from that 485B Filing. We note in this regard that the Commission staff has already reviewed and commented on PEA 133, and that other than making certain disclosure changes in response to the staff comments that we received from Ms. Browning on September 11, 2020, the only material changes that we would propose to make in the 485B Filing would be the removal of certain Funds to accomplish the goal described in this letter. We also note that using a 485B Filing to accomplish this goal, as opposed to withdrawing PEA 133 and making a new 485APOS filing with a request for acceleration, will save the staff time and, because it will involve less work by the Funds’ counsel and financial printer, will result in cost savings for the Funds’ shareholders.

Please advise if the staff would be amenable to our making a 485B Filing before September 30, 2020 that includes fewer Funds than were reflected in PEA 133. If possible, we would appreciate receiving the staff’s response by this Wednesday, September 16, 2020. If you have any questions, please do not hesitate to contact me or Meg Koehler. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April
Daniel April

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law